The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated August 12, 2024

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement No. 333-270004 Dated August , 2024 Rule 424(b)(2)

$

Capped Floating Rate Notes due August 15, 2034

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	The notes are designed for investors who seek (i) periodic interest payments that for each Interest Period are linked to a benchmark rate, which will initially be Compounded SOFR, as determined on each Determination Date, plus 1.35%, provided that this rate will not be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 6.50% per annum and (ii) the return of their principal amount at maturity.
•	These notes have a long maturity relative to other fixed income products. Longer-dated notes may be riskier than shorter-dated notes. See “Selected Risk Considerations” in this pricing supplement.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest.
Interest:	We will pay you interest in arrears on each Interest Payment Date based on the applicable Interest Rate and the applicable Day Count Fraction, subject to the Interest Accrual Convention described below and in the accompanying product supplement.
Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on the 15th calendar day of February, May, August and November of each year, beginning on November 15, 2024 to and including the Maturity Date (each, an “Interest Payment Date”), subject to the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Observation Periods:	With respect to each Interest Period, the period from, and including, the second U.S. Government Securities Business Day immediately preceding the first day in that Interest Period to, but excluding, the second U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period, provided that if any Interest Period is adjusted due to the postponement of an Interest Payment Date, the corresponding Observation Period will not be adjusted and will be determined based on that Interest Period prior to its adjustment.
Interest Rate:	With respect to each Interest Period, a rate per annum equal to the Benchmark Rate, as determined on the applicable Determination Date, plus 1.35%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	6.50% per annum
Benchmark Rate:	Initially, Compounded SOFR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the accompanying product supplement) have occurred with respect to Compounded SOFR or the then-current Benchmark Rate, then the applicable Benchmark Replacement as determined by the alternative procedures set forth under “The Underlyings —Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement.
Determination Date:	For each Interest Period, the U.S. Government Securities Business Day immediately preceding the Interest Payment Date for that Interest Period
Pricing Date:	August 13, 2024, subject to the Business Day Convention
Original Issue Date:	August 15, 2024, subject to the Business Day Convention (Settlement Date)
Maturity Date:	August 15, 2034, subject to the Business Day Convention
Other Key Terms:	See “Additional Key Terms” in this pricing supplement.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $7.50 per $1,000 principal amount note and in no event will these selling commissions exceed $12.50 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

Compounded SOFR:

With respect to the Observation Period corresponding to any Interest Period, Compounded SOFR will be a compounded average of daily SOFR over such Observation Period, calculated as follows:

where:

“d0” means the number of U.S. Government Securities Business Days in that Observation Period;

“i” is a series of whole numbers from one to d0, each representing the relevant U.S. Government Securities Business Days in chronological order from, and including, the first U.S. Government Securities Business Day in that Observation Period;

“SOFRi” means, for any U.S. Government Securities Business Day “i” in that Observation Period, Daily SOFR with respect to that day, determined as set forth in the accompanying product supplement;

“ni” means, for any U.S. Government Securities Business Day “i” in that Observation Period, the number of calendar days from, and including, that U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day (“i+1”); and

“d” means the number of calendar days in that Observation Period.

Daily SOFR:	With respect to any U.S. Government Securities Business Day prior to a Benchmark Replacement Date, the Secured Overnight Financing Rate (“SOFR”) published for such U.S. Government Securities Business Day as such rate appears on the SOFR administrator’s website at 3:00 p.m. (New York City time) on the immediately following U.S. Government Securities Business Day, provided that, if such rate does not so appear, then as determined by the alternative procedures set forth in the accompanying product supplement.
U.S. Government Securities Business Day:	Any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities
Business Day:	Notwithstanding anything to the contrary in the accompanying product supplement, any weekday that is a U.S. Government Securities Business Day and is not a legal holiday in New York City and is not a date on which banking institutions in New York City are authorized or required by law or regulation to be closed.
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48130CQX6

Supplemental Terms of the Notes

Benchmark Replacement.  The section entitled “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Replacement Event — Benchmark Replacement” in the accompanying product supplement is amended, replaced and superseded in its entirety by the following. Capitalized terms are as defined in the accompanying product supplement.

“Benchmark Replacement. If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred at or prior to the Reference Time in respect of any determination of the Benchmark Rate on any date, the Benchmark Replacement will replace the then-current Benchmark Rate for all purposes relating to the notes during the applicable Interest Period in respect of such determination on such date and all determinations on all subsequent dates.”

JPMorgan Structured Investments —	PS- 1
Capped Floating Rate Notes

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY — Regardless of the performance of the Benchmark Rate, we will pay you at least the principal amount of your notes if you hold the notes to maturity. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. With respect to each Interest Period, your notes will pay an interest rate per annum equal to the Benchmark Rate, which will initially be Compounded SOFR, plus 1.35%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in this pricing supplement and the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co. under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS- 2
Capped Floating Rate Notes

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE INTEREST RATE ON THE NOTES IS A FLOATING RATE AND MAY BE EQUAL TO THE MINIMUM INTEREST RATE — With respect to each Interest Period, your notes will pay an interest rate per annum equal to the Benchmark Rate, which will initially be Compounded SOFR, plus 1.35%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. If the Interest Rate for an Interest Period is equal to the Minimum Interest Rate, which will occur if the Benchmark Rate on the applicable Determination Date is less than or equal to -1.35% per annum, no interest will be payable with respect to that Interest Period. Accordingly, if the Benchmark Rate on the Determination Dates for some or all of the Interest Periods is less than or equal to -1.35% per annum, you may not receive any interest payments for an extended period over the term of the notes.
•	THE INTEREST RATE ON THE NOTES IS BASED ON THE Benchmark Rate — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of the Benchmark Rate, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of the Benchmark Rate, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Benchmark Rate and on the value of the notes in the secondary market. The effect that any single factor may have on the Benchmark Rate may be partially offset by other factors. We cannot predict the factors that may cause the Benchmark Rate, and consequently the Interest Rate for an Interest Period, to increase or decrease. A decrease in the Benchmark Rate will result in a reduction of the applicable Interest Rate used to calculate the Interest for any Interest Period.
•	FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES — The rate of interest on your notes will be variable and determined based on the Benchmark Rate plus 1.35%, provided that this rate will not be less than the Minimum Interest Rate or greater than the Maximum Interest Rate, which may be less than returns otherwise payable on notes issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	THE BENCHMARK RATE WILL INITIALLY BE BASED ON COMPOUNDED SOFR, WHICH IS RELATIVELY NEW IN THE MARKETPLACE — For each Interest Period, the Interest Rate is based on the Benchmark Rate, which will initially be Compounded SOFR, a compounded average of Daily SOFR during the applicable Observation Period calculated as described under “Key Terms — Compounded SOFR” in this pricing supplement, and not on Daily SOFR published on or in respect of a particular date during that Observation Period. For this and other reasons, the Interest Rate for any Interest Period may not be the same as the interest rate on other investments bearing interest at a rate based on SOFR that use an alternative method to determine the applicable interest rate, including any compounded average SOFR published by the Federal Reserve Bank of New York (“FRBNY”). Further, if Daily SOFR in respect of a particular date during an Observation Period is negative, the inclusion of such Daily SOFR in the calculation of Compounded SOFR for the applicable Interest Period will reduce the Interest Rate and the interest payable on the notes for that Interest Period.

In addition, very limited market precedent exists for securities that use compounded SOFR as the base rate, and the method for calculating an interest rate based upon compounded SOFR in those precedents varies. Accordingly, the specific formula and related conventions (for example, observation periods) used for the notes may not be widely adopted by other market participants, if at all. Adoption of a different calculation method by the market likely would adversely affect the return on, value of and market for the notes.

•	INTEREST PAYMENTS WITH RESPECT TO EACH INTEREST PERIOD WILL BE DETERMINED ONLY NEAR THE END OF THAT INTEREST PERIOD — The level of the Benchmark Rate applicable to each Interest Period and, therefore, the amount of interest payable with respect to that Interest Period will be determined on the Determination Date. Because each Determination Date is near the end of the relevant Interest Period, you will not know the amount of interest payable with respect to that Interest Period until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each Interest Payment Date.
•	LONGER-DATED NOTES MAY BE RISKIER THAN SHORTER-DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. The present value of a longer-dated note tends to be more sensitive to rising interest rates than the present value of a shorter-dated note. If interest rates rise, the present value of a longer-dated note will fall faster than the present value of a shorter-dated note. You should purchase these notes only if you are comfortable with owning a note with a longer tenor.
•	THE INTEREST RATE OF THE NOTES IS CAPPED BY THE APPLICABLE MAXIMUM INTEREST RATE — The Interest Rate for each Interest Period is subject to a Maximum Interest Rate, regardless of any

JPMorgan Structured Investments —	PS- 3
Capped Floating Rate Notes

appreciation of the Benchmark Rate, which may be significant. The Maximum Interest Rate is 6.50% per annum.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

In addition, if the Benchmark Rate is not published or if the calculation agent determines on or prior to a Determination Date that a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined in the accompanying product supplement) have occurred with respect to the Benchmark Rate, then the Benchmark Rate will be determined by the alternative procedures set forth under “The Underlyings —Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement, which may adversely affect the return on and the market value of the notes.

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Benchmark Rate, which will initially be Compounded SOFR, on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including, but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the actual and expected volatility of the Benchmark Rate;
•	the actual or potential cessation of Compounded SOFR;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	a variety of economic, financial, political, regulatory or judicial events.

Risks Relating to the Benchmark Rate

•	SOFR WILL BE AFFECTED BY A NUMBER OF FACTORS AND MAY BE VOLATILE — The amount of interest payable on the notes will initially depend on SOFR. SOFR will depend on a number of factors, including, but not limited to:
•	supply and demand for overnight U.S. Treasury repurchase agreements;
•	sentiment regarding underlying strength in the U.S. and global economies;
•	expectations regarding the level of price inflation;
•	sentiment regarding credit quality in the U.S. and global credit markets;
•	central bank policy regarding interest rates;
•	inflation and expectations concerning inflation;
•	performance of capital markets; and

JPMorgan Structured Investments —	PS- 4
Capped Floating Rate Notes

•	any statements from public government officials regarding the cessation of SOFR.

These and other factors may have a negative effect on the performance of SOFR, on the payment of interest on the notes and on the value of the notes in the secondary market.

Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in other benchmark or market rates during corresponding periods. In addition, although changes in compounded SOFR generally are not expected to be as volatile as changes in Daily SOFR, the return on, value of and market for the notes may fluctuate more than floating rate debt securities with interest rates based on less volatile rates.

•	THE COMPOSITION AND CHARACTERISTICS OF SOFR ARE NOT THE SAME AS THOSE OF LIBOR AND THERE IS NO GUARANTEE THAT SOFR (OR COMPOUNDED SOFR) IS A COMPARABLE SUBSTITUTE FOR LIBOR — In June 2017, the Federal Reserve Bank of New York’s Alternative Reference Rates Committee (the “ARRC”) announced SOFR as its recommended alternative to USD LIBOR. However, the composition and characteristics of SOFR are not the same as those of USD LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of USD LIBOR. While SOFR is a secured rate, USD LIBOR is an unsecured rate. In addition, while SOFR currently is an overnight rate only, USD LIBOR is a forward-looking rate that represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as USD LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For the same reasons, SOFR is not expected to be a comparable substitute, successor or replacement for USD LIBOR.
•	THE SECONDARY MARKET FOR THE NOTES MAY BE LIMITED — If SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the notes, the trading price of the notes may be lower than those of debt securities with interest rates based on rates that are more widely used. Similarly, market terms for debt securities with interest rates based on SOFR, including, but not limited to, the spread over the reference rate reflected in the interest rate provisions or manner of compounding the reference rate, may evolve over time, and as a result, trading prices of the notes may be lower than those of later-issued debt securities that are based on SOFR. Investors in the notes may not be able to sell the notes at all or may not be able to sell the notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
•	THE ADMINISTRATOR OF SOFR MAY MAKE CHANGES THAT COULD ADVERSELY AFFECT THE LEVEL OF SOFR OR DISCONTINUE SOFR AND HAS NO OBLIGATION TO CONSIDER YOUR INTEREST IN DOING SO — SOFR is a relatively new rate, and FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a reduction of the amount of interest payable on the notes, which may adversely affect the trading prices of the notes. The administrator of SOFR may withdraw, modify, amend, suspend or discontinue the calculation or dissemination of SOFR in its sole discretion and without notice and has no obligation to consider the interests of holders of the notes in calculating, withdrawing, modifying, amending, suspending or discontinuing SOFR. For purposes of the formula used to calculate interest with respect to the notes, Daily SOFR in respect of a particular date will not be adjusted for any modifications or amendments to SOFR data that the administrator of SOFR may publish after the Interest Rate for the applicable Interest Period has been determined.
•	COMPOUNDED SOFR MAY BE REPLACED BY A SUCCESSOR OR SUBSTITUTE INTEREST RATE — If the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent in accordance with the benchmark transition provisions of the notes described under “The Underlyings — Base Rates — Compounded SOFR — Effect of a Benchmark Transition Event” in the accompanying product supplement, as supplemented by “Supplemental Terms of the Notes — Benchmark Replacement” in this pricing supplement. The selection of a Benchmark Replacement, and any decisions, determinations or elections made by the calculation agent or by us in connection with implementing a Benchmark Replacement with respect to the notes in accordance with the benchmark transition provisions, could result in adverse consequences to the relevant Interest Rate on the notes during the applicable Interest Period, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to Compounded SOFR, or that any Benchmark Replacement will produce the economic equivalent of Compounded SOFR.

JPMS, an affiliate of ours, is currently the calculation agent for the notes. In the future, we may appoint another firm, ourselves or another affiliate of ours as the calculation agent. If the calculation agent fails to make any determination, decision or election that it is required to make pursuant to the benchmark transition provisions described above, then we will make that determination, decision or election.

JPMorgan Structured Investments —	PS- 5
Capped Floating Rate Notes

•	UNCERTAINTY AS TO SOME OF THE POTENTIAL BENCHMARK REPLACEMENTS AND ANY BENCHMARK REPLACEMENT CONFORMING CHANGES WE MAKE MAY ADVERSELY AFFECT THE RETURN ON AND THE MARKET VALUE OF THE NOTES — Under the benchmark transition provisions of the notes, if the calculation agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to Compounded SOFR, then a Benchmark Replacement will be selected by the calculation agent. If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected or formulated by (i) the Relevant Governmental Body (such as the Alternative Reference Rates Committee of FRBNY), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, us. In addition, the benchmark transition provisions expressly authorize us to make Benchmark Replacement Conforming Changes with respect to, among other things, the determination of Interest Periods, Observation Periods and the timing and frequency of determining rates and making payments of interest. The application of a Benchmark Replacement and Benchmark Replacement Adjustment, and any implementation of Benchmark Replacement Conforming Changes, could result in adverse consequences to the amount of interest payable on the notes during the applicable Interest Period, which could adversely affect the return on, value of and market for the notes. Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to the then-current Benchmark Rate that it is replacing, or that any Benchmark Replacement will produce the economic equivalent of the then-current Benchmark Rate that it is replacing.

JPMorgan Structured Investments —	PS- 6
Capped Floating Rate Notes

Hypothetical Interest Rate for an Interest Period

The following table illustrates the Interest Rate determination for an Interest Period for a hypothetical range of performance of the Benchmark Rate and reflects the Minimum Interest Rate and the Maximum Interest Rate set forth on the cover of this pricing supplement. The hypothetical Benchmark Rate and interest payments set forth in the following examples are for illustrative purposes only and may not be the actual Benchmark Rate or interest payment applicable to a purchaser of the notes.

Hypothetical Benchmark Rate		Spread		Hypothetical Interest Rate
9.00%	+	1.35%	=	6.50%
8.00%	+	1.35%	=	6.50%
7.00%	+	1.35%	=	6.50%
6.00%	+	1.35%	=	6.50%
5.15%		1.35%		6.50%
5.00%	+	1.35%	=	6.35%
4.00%	+	1.35%	=	5.35%
3.00%	+	1.35%	=	4.35%
2.00%	+	1.35%	=	3.35%
1.50%	+	1.35%	=	2.85%
1.00%	+	1.35%	=	2.35%
0.50%	+	1.35%	=	1.85%
0.00%	+	1.35%	=	1.35%
-0.50%	+	1.35%	=	0.85%
-1.00%	+	1.35%	=	0.35%
-1.35%	+	1.35%	=	0.00%*
-2.00%	+	1.35%	=	0.00%*
-3.00%	+	1.35%	=	0.00%*

*The Interest Rate cannot be less than the Minimum Interest Rate of 0.00% per annum or more than the Maximum Interest Rate of 6.50% per annum.

JPMorgan Structured Investments —	PS- 7
Capped Floating Rate Notes

Hypothetical Examples of Interest Rate Calculation for an Interest Period

The following examples illustrate how the hypothetical Interest Rate is calculated for a particular Interest Period and assume that that the Day Count Fraction for the applicable Interest Period is equal to 90/360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rate for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: With respect to a particular Interest Period, the Benchmark Rate is 1.00% on the applicable Determination Date. The Interest Rate applicable to this Interest Period is 2.35% per annum, calculated as follows:

1.00% + 1.35% = 2.35%

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 2.35% × (90/360) = $5.875

Example 2: With respect to a particular Interest Period, the Benchmark Rate is 9.00% on the applicable Determination Date. Because the Benchmark Rate plus 1.35% exceeds the Maximum Interest Rate of 6.50%, the Interest Rate applicable to this Interest Period is 6.50% per annum.

The corresponding interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 6.50% × (90/360) = $16.25.

Example 3: With respect to a particular Interest Period, the Benchmark Rate is -2.00% on the applicable Determination Date. Because the Benchmark Rate plus 1.35% is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate applicable to this Interest Period is 0.00% per annum and no interest payment is made.

The hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 8
Capped Floating Rate Notes

What Is SOFR?

SOFR is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities. For more information about SOFR, see “The Underlyings — Base Rates — Compounded SOFR” in the accompanying product supplement.

Historical Information

The following graph sets forth the historical weekly performance of Daily SOFR from January 4, 2019 through August 2, 2024. Daily SOFR on August 8, 2024 was 5.34%. We obtained the levels of Daily SOFR above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical rates do not reflect the daily compounding method used to calculate Compounded SOFR. The historical rates should not be taken as an indication of future performance, and no assurance can be given as to the level of Compounded SOFR or any Benchmark Replacement on any Determination Date. There can be no assurance that the performance of Compounded SOFR will result in an Interest Rate for any Interest Period that is greater than the Minimum Interest Rate.

Material U.S. Federal Income Tax Consequences

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “Tax Consequences to U.S. Holders — Notes Treated as Variable Rate Debt Instruments,” in the accompanying product supplement no. 1-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

The notes will be treated as “variable rate debt instruments” that provide for a single qualified floating rate for U.S. federal income tax purposes.  We expect that the notes will be issued without original issue discount and that the interest on the notes generally will be taxable to you as ordinary interest income at the time that it accrues or is received, in accordance with your method of tax accounting.

JPMorgan Structured Investments —	PS- 9
Capped Floating Rate Notes